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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           Industrial Holdings Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, Par Value $.01 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)
                                    456160100
           --------------------------------------------------------
                                 (CUSIP Number)

                               John L. Thompson
                           St. James Capital Corp.
                       1980 Post Oak Blvd., Suite 2030
                               Houston, TX 77056
                                (713) 871-0799
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 456160100                   13D                 Page     of     Pages
          ---------                                            ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

St. James Capital Corp.  76-0478200
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
                                                                             00
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                       Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               883,494
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               883,494
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        883,494
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                           14.4
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(14) Type of Reporting Person*
                                                                             CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page     of     Pages
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This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 3, 1996, as amended on November 26, 1996 (collectively the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas Corporation ("IHI"), owned by St. James Capital Corp., a Delaware corporation ("SJCC"). This Amendment No. 3 reflects certain material changes in the information set forth in the Original Statement, as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

On March 29, 1997, SJCC acquired beneficial ownership of 600,000 shares of the common stock of IHI through the sale of all of the capital stock Manifold Value Services, Inc., a subsidiary of Herlin Inc. of which the Partnership owns a 98% interest, to IHI. The Partnership also received a term promissory note from IHI in the principal amount of $442,500. On April 18, 1997, SJCC distributed 432,006 warrants to purchase IHI common stock to its limited partners. On May 30, 1997, SJCC purchased 80,000 shares of common stock through the exercise of warrants at an exercise price of $3.27 per share, which were subsequently sold common stock in an open market transaction at the price of $10.25 per share.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       June 16, 1997
                                       ----------------------------------------
                                       (Date)

                                       ----------------------------------------
                                       (Signature)

                                       John Thompson
                                       ----------------------------------------
                                       (Name/Title)